Exhibit 99.1

Fusion Fuel Announces BrightHy Solutions Will Construct and Operate 2 MW Industrial Green Hydrogen Project for Çimsa Cementos in Spain

Expected to Drive Multi-Million Long-Term Value Creation for BrightHy Solutions and Fusion Fuel

DUBLIN, Ireland, May 21, 2026 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that its wholly owned subsidiary, Bright Hydrogen Solutions Limited (“BrightHy Solutions”), will provide installation, supply, engineering, and operation services through its Spanish branch for a two-megawatt green hydrogen production facility at a cement operation in Buñol, Spain for client Çimsa Cementos España S.A.U. (“Çimsa”).

The construction services will be provided pursuant to a construction agreement between Çimsa and BrightHy Solutions, acting through its Spanish-registered branch, Bright Hydrogen Solutions Limited EP ESP (“BrightHy Spain”). The supply, engineering, and operation services will be provided by BrightHy Spain as service provider under a series of related agreements between Çimsa and a company (the “Project Company”) managed by Bright Hydrogen Holding Company Limited, itself managed by BrightHy Solutions and wholly owned by a green energy technologies provider under BrightHy Solution’s previously announced hydrogen investment platform, and under a services agreement between the Project Company and BrightHy Spain.

The project is designed to support the reduction of carbon emissions from cement production through the integration of hydrogen as an alternative fuel source in its production process. Cement production is widely recognized as one of the most difficult industrial sectors to decarbonize due to its reliance on continuous high-temperature thermal processes and carbon-intensive production methods, making it a strategically important target market for practical industrial hydrogen applications. BrightHy believes projects such as this demonstrate how green hydrogen can be deployed in targeted industrial use cases where electrification alone may not be sufficient to achieve long-term emissions reduction objectives. In addition, the project will utilize BrightHy Solutions’ agency agreement with Sungrow Hydrogen, a global hydrogen equipment supplier and industrial technology provider.

Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel and BrightHy Solutions, commented, “This project represents the type of industrial application the hydrogen sector increasingly needs with real industrial demand, long-term commercial structures, and integration into hard-to-abate industrial operations. We believe the market is transitioning from early-stage project announcements toward a greater emphasis on execution, operational reliability, and long-term project viability.”

“Cement production represents one of the largest and most difficult industrial decarbonization opportunities globally due to the sector’s high-temperature heat requirements and limited alternatives to fossil fuels in certain industrial processes. We believe this multi-million-dollar project further validates BrightHy Solutions’ strategy of focusing on practical industrial hydrogen applications. The project is expected to represent a significant source of value creation for both BrightHy Solutions and Fusion Fuel, with anticipated follow-on projects with the client already in the proposal phase. This project represents another important milestone in BrightHy Solutions’ strategy to position itself as an integrated hydrogen engineering, execution, and asset management platform supporting industrial decarbonization initiatives across Southern Europe,” added Mr. Figueira de Chaves.

Mario Garma, Chief Operating Officer of BrightHy Solutions, commented, “We believe hydrogen deployment will ultimately be driven by projects capable of solving industrial challenges in a pragmatic and economically viable way. The market increasingly requires execution-focused projects that can operate safely, integrate effectively into industrial environments, and create long-term operational value for customers.”

About Bright Hydrogen Solutions Limited

Bright Hydrogen Solutions Limited (“BrightHy Solutions”) is a wholly owned subsidiary of Fusion Fuel Green PLC focused on hydrogen through electrolysis solutions. BrightHy Solutions provides integrated services across the hydrogen production value chain, including plant design, tailored engineering solutions, equipment sourcing, implementation oversight, and long-term operations support. BrightHy Solutions maintains a core focus on safety, reliability, and operational efficiency. Additional information is available at www.brighthy.com.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (Nasdaq: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning liquified petroleum gas (“LPG”) supply to hydrogen and bio-steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release and the statements contained herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding BrightHy Solutions’ ability to successfully construct, commission, and operate the hydrogen production facility; anticipated long-term value creation from the project for BrightHy Solutions and Fusion Fuel; the expected integration of hydrogen as an alternative fuel source in cement production; the potential for follow-on projects; and BrightHy Solutions’ strategy to position itself as an integrated hydrogen engineering, execution, and asset management platform. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the outcome of Çimsa’s application for a grant under the “Proyectos Estratégicos para la Recuperación y Transformación Económica” program administered by the Spanish government, the denial of or determination by Çimsa not to proceed to obtain which may materially affect the overall project structure, including the potential replacement of the current contractual framework with an alternative leasing arrangement; the ability of the parties to the project agreements to obtain all necessary regulatory and other consents and approvals, including construction and activity permits, required for the installation and operation of the hydrogen production facility; the ability of BrightHy Solutions and its affiliates to deliver the facility on time and within budget, including risks associated with equipment supply, engineering, and construction timelines; the ability of the hydrogen production facility to achieve the target reliability of 98% and to operate safely and efficiently within an industrial cement production environment; the availability of additional financing necessary to support the project and BrightHy Solutions’ broader growth initiatives; risks associated with operating internationally, including in Spain and other foreign jurisdictions; the ability of the project to generate the expected operational and financial returns; fluctuations in demand for hydrogen in industrial applications; the Company’s ability to continue as a going concern and to generate sufficient revenues; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s projected revenues, profits, earnings and other estimated financial information; the Company’s ability to secure additional funding necessary for the expansion of the Company’s business; the growth of and competition trends in the Company’s industry; fluctuations in general economic and business conditions in the markets in which we operate; relevant government policies and regulations relating to the Company’s industry; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2026 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Reports. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Contact:

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu